INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1.	Name of Insured	PIMCO Funds	BOND NUMBER

	Principal Address:	Suite 300	6213820
		840 Newport Center Drive Newport Beach CA 92660

		(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m. on 07/01/2006 to 12:01 a.m. on 07/01/2007

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3.	Limit of Liability

Subject to Section 9, 10, and 12 hereof:

		Limit of Liability	Deductible Amount
Insuring Agreement A	FIDELITY	$25,000,000	$250,000
Insuring Agreement B	AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement C	ON PREMISES	$25,000,000	$250,000
Insuring Agreement D	IN TRANSIT	$25,000,000	$250,000
Insuring Agreement E	FORGERY OR ALTERATION	$25,000,000	$250,000
Insuring Agreement F	SECURITIES	$25,000,000	$250,000
Insuring Agreement G	COUNTERFEIT CURRENCY	$25,000,000	$250,000
Insuring Agreement H	STOP PAYMENT	$50,000	$5,000
Insuring Agreement I	UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J	COMPUTER SYSTEMS	$25,000,000	$250,000
Insuring Agreement K	UNAUTHORIZED SIGNATURES	$50,000	$5,000
Insuring Agreement L	AUTOMATED PHONE SYSTEMS	$25,000,000	$250,000
Insuring Agreement M	TELEFACSIMILE	$25,000,000	$250,000

If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Office or Premises Covered Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-8

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy (ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. 6213820 in favor of PIMCO Funds effective as of 07/01/2006

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Allianz Funds

PIMCO Funds Pacific Investment Management Series (PIMS)

PIMCO Funds-PAPS

PIMCO Variable Insurance Trust (PVIT)

PIMCO Commercial Mortgage Securities Trust (PCM)

PIMCO Strategic Global Government Fund (RCS)

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on 07/01/2006 Signed, Sealed and dated

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 2 AMENDMENT TO

TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6213820 in favor of PIMCO Funds.

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b.	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.	This rider is effective as of 12:01 a.m. on 07/01/2006

By:
Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO.3 INSURING

AGREEMENT J

To be attached to and form part of Bond No. 6213820 in favor of PIMCO Funds

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit, (iii) and further provided such voice instruction or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)	were electronically recorded by the Insured or its agent(s).

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and application software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “. . . at any time but discovered during the Bond Period.”

(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Twenty-Five Million Dollars ($25,000,000 ), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of Two Hundred Fifty Thousand Dollars ( $250,000 ), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO.4 INSURING

AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond Bo. 6213820 in favor of PIMCO Funds.

It is agreed that:

(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2)	Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)	The Limit of Liability for the coverage provided by this rider shall be Fifty Thousand Dollars ($50,000 ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5)	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Five Thousand Dollars ($5,000) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7)	The rider is effective as of 12:01 a.m. standard time on 01-JUL-2006 as specified in the bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO.5

INSURING AGREEMENT L

To be attached to and form part of Bond No. 6213820

Issued to PIMCO Funds

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I.	Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. “APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d. “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. “APS Designated Procedures” means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2. Exclusions. It is further understood and agreed that this extension shall not cover:

a. Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond;

b. Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record, or

(ii) a person officially Designated to receive redemption proceeds, or

(iii) a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii) officially Designated, or

(iii) verified by any other procedures which may be stated below in this Rider, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on 01-JUL-2007 standard time as specified in the bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO.6

INSURING AGREEMENT M

TELEFACSIMILE TRANSMISSIONS

To be attached to and form part of Investment Company Blanket Bond No. 6213820 issued to PIMCO Funds

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2.	The limit of Liability for the coverage provided by this rider shall be Twenty-Five Million Dollars ($25,000,000), it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item 3 of the Declaration of the attached bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of Two Hundred Fifty Thousand Dollars ($250,000), but not in excess of the Limit of Liability stated above.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5.	This rider is effective as of 12:01 a.m. on 01-JUL-2006 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 7

To be attached to and form part of Investment Company Blanket Bond No. 6213820 in favor of PIMCO Funds.

1.	Insuring Agreement, (A) Fidelity, paragraph (2) is hereby amended to read as follows:

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the employee to receive such benefit, other than salaries, commission, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of employment.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 01-JUL-2006 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 8 Internet Rider

To be attached to and form part of Investment Company Blanket Bond No. 6213820 in favor of PIMCO Funds.

It is agreed that Section 2(d) of Computer Systems Insuring Agreement (J) is amended to include:

1.	Related communications networks or customer communication including but not limited to the INTERNET, by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 01-JUL-2006 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY OF

PITTSBURGH, PA

RIDER No. 9

To be attached to and form part of Bond No. 6213 82 0 in favor of PIMCO Funds.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of the insured under the attached bond the following:

Allianz Funds

AMM Asset Allocation Fund

CCM Capital Appreciation Fund

CCM Emerging Companies Fund

CCM Focused Growth Fund

CCM Mid Cap Fund

NACM Flex Cap Value Fund

NACM Global Fund

NACM Growth Fund

NACM International Fund

NACM Pacific Rim Fund

NFJ Dividend Value Fund

NFJ International Fund

NFJ Large Cap Value Fund

NFJ Small Cap Value Fund

OCC Core Equity Fund

OCC Renaissance Fund

OCC Value Fund

PEA Equity Premium Strategy Fund

PEA Growth Fund

PEA Opportunity Fund

PEA Target

RCM Biotechnolgy Fund

RCM Financial Services Fund

RCM Healthcare Fund

RCM Global Resources Fund

RCM Global Small Cap Fund

RCM International Growth Equity Fund

RCM Large Cap Fund

RCM Mid Cap Fund

RCM Small Cap Fund

RCM Strategic Growth Fund

RCM Targeted Core Growth Fund

RCM Technology Fund

PAPS

International Portfolio

Emerging Markets Portfolio

Short-Term Portfolio

Short-Term Portfolio II

U.S. Government Sector Portfolio

Mortgage Portfolio

High Yield Portfolio

Developing Local Markets Portfolio

Real Return Portfolio

Investment Grade Corporate Portfolio

Municipal Sector Portfolio

Asset-Backed Securities Portfolio

PCM

PIMCO Commercial Mortgage Securities Trust

PIMCO Funds

Money Market Fund

Total Return Fund II

Short-Term Fund

Low Duration Fund

Total Return Fund

Long-Term U.S. Government Fund

StockPLUS Fund

Total Return Fund III

Low Duration Fund II

High Yield Fund

Global Bond Fund (Unhedged)

Foreign Bond Fund (U.S. Dollar-Hedged)

Global Bond Fund (U.S. Dollar-Hedged)

Low Duration Fund III

Moderate Duration Fund

Real Return Fund

Total Return Mortgage Fund

GNMA Fund

Emerging Markets Bond Fund

Municipal Bond Fund

Convertible Fund

Short Duration Municipal Income Fund

California Intermediate Municipal Bond Fund

New York Municipal Bond Fund

Investment Grade Corporate Bond Fund

Real Return Asset Fund

Commodity Real Return Strategy Fund

All Asset Fund

StocksPLUS Fund Total Return Fund

All Asset All Authority Fund

Floating Income Fund

Diversifies Income Fund

European StocksPLUS TR Strategy Fund

Far East (ex-Japan) StocksPLUS TR Strategy Fund

Fundamental IndexPLUS Fund

Fundamental IndexPLUS TR Fund

Intentional StocksPLUS TR Strategy Fund

Japanese StocksPLUS TR Strategy Fund

Developing Local Markets Fund

Foreign Bond Fund (Unhedged)

Small Cap StockPLUS TR Fund

RealEstateRealReturn Strategy Fund

StocksPLUS TR Short Strategy Fund

PVIT

Total Return Portfolio

StocksPLUS® Growth and Income Portfolio

Foreign Bond Portfolio (U.S. Dollar-Hedged)

Global Bond Portfolio (Unhedged)

High Yield Portfolio

Money Market Portfolio

Short-Term Portfolio

Low Duration Portfolio

Long-Term U.S. Government Portfolio

Total Return Portfolio II

Real Return Portfolio

Emerging Markets Bond Portfolio

RealEstateRealReturn Strategy Portfolio

CommodityRealReturn Strategy Portfolio

All Asset Portfolio

StocksPLUS® Total Return Portfolio

RCS

PIMCO Strategic Global Government Fund Inc.

Premier VIT

OpCap Managed Portfolio

OpCap Small Cap Portfolio

OpCap Global Equity Portfolio

OpCap Equity Portfolio

OpCap Mid Cap Portfolio

PEA Renaissance Portfolio

NFJ Dividend Value Portfolio

OpCap Balance Portfolio

Municipal Advantage Fund

Fixed Income Shares

Series C

Series M

Series R

Daily Asset Fund

PIMCO Municipal Income Fund

PIMCO New York Municipal Income Fund

PIMCO Calif Municipal Income Fund

PIMCO Corporate Income Fund

PIMCO Municipal Income Fund II

PIMCO New York Municipal Income Fund

PIMCO Calif Municipal Income Fund II

PIMCO Municipal Income Fund III

PIMCO New York Municipal Income Fund III

PIMCO Calif Municipal Income Fund III

PIMCO Corporate Opportunity Fund

Nicholas-Applegate Convertible & Income Fund

PIMCO High Income Fund

Nicholas-Applegate Convertible & Income Fund

PIMCO High Income Fund

Nicholas-Applegate Convertible & Income Fund II

PIMCO Floating Rate Income Fund

PIMCO Floating Rate Strategy Fund

NFJ Dividend, Interest & Premium Strategy Fund

Nicholas-Applegate International & Premium

Strategy Fund

PIMCO Global StocksPLUS & Income Fund

2.	The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

3.	This rider shall become effective as 12:01 a.m. on 07/01/06.

By:
Authorized Representative

Additional Premium: N/A

Return Premium: N/A

	Gross Assets 3/31/2006	Required Coverage
Allianz Funds

AMM Asset Allocation Fund	279,287,916	750,000

CCM Capital Appreciation Fund	1,499,085,861	1,500,000
CCM Emerging Companies Fund	856,646,929	1,000,000
CCM Focused Growth Fund	5,477,453	150,000
CCM Mid Cap Fund	1,593,301,879	1,500,000

NACM Flex Cap Value Fund	47,494,250	400,000
NACM Global Fund	34,912,593	350,000
NACM Growth Fund	4,326,729	150,000
NACM International Fund	184,399,689	600,000
NACM Pacific Rim Fund	230,851,291	750,000

NFJ Dividend Value Fund	1,920,842,551	1,700,000
NFJ International Fund	68,764,377	450,000
NFJ Large Cap Value Fund	94,391,511	525,000
NFJ Small Cap Value Fund	4,136,619,336	2,500,000

OCC Core Equity Fund	3,510,389	150,000
OCC Renaissance Fund	3,151,178,295	2,500,000
OCC Value Fund	2,054,264,392	1,700,000

PEA Equity Premium Strategy Fund	71,053,050	450,000
PEA Growth Fund	595,930,413	900,000
PEA Opportunity Fund	295,936,566	750,000
PEA Target	805,611,820	1,000,000

RCM Biotechnology Fund	230,105,845	750,000
RCM Financial Services Fund	3,871,817	150,000
RCM Healthcare Fund	150,781,973	600,000
RCM Global Resources Fund	5,855,496	175,000
RCM Global Small Cap Fund	204,344,388	600,000
RCM International Growth Equity Fund	77,211,928	450,000
RCM Large Cap Fund	597,603,188	900,000
RCM Mid Cap Fund	139,411,878	600,000
RCM Small Cap Fund	3,447,915	150,000
RCM Strategic Growth Fund	2,944,334	150,000
RCM Targeted Core Growth Fund	26,570,113	300,000
RCM Technology Fund	1,579,636,011	1,500,000

PAPS

International Portfolio	6,012,621,611,.33	2,500,000
Emerging Markets Portfolio	1,385,759,504.78	1,250,000
Short-Term Portfolio	1,419,403,667.83	1,250,000
Short-Term Portfolio II	495,037,633.22	750,000
U.S. Government Sector Portfolio	7,141,307,161.90	2,500,000
Mortgage Portfolio	7,141,307,161.90	2,500,000
High Yeild Portfolio	21,479,775,426.98	750,000
Developing Local Markets Portfolio	440,394,438.82	750,000
Real Return Portfolio	1,350,551,515.25	1,250,000
Investment Grade Corporate Portfolio	1,053,097,767.25	1,250,000
Municipal Sector Portfolio	377,275,726.31	750,000
Asset-Backed Securities Portfolio	431,625,731.54	750,000

PCM

PIMCO Commercial Mortgage Securities Trust, Inc.	204,781,971.89	600,000

PIMCO Funds

Money Market Fund	308,642,812.74	750,000
Total Return Fund II	2,759,117,176.40	1,700,000
Short-Term Fund	4,088,295,435.33	2,300,000
Low Duration Fund	14,453,214,126.76	2,500,000
Total Return Fund	139,330,650,808.28	2,500,000
Long-Term U.S. Government Fund	2,857,667,456.42	1,700,000
StocksPLUS Fund	1,402,617,760.04	1,250,000
Total Return Fund III	2,576,297,156.25	1,700,000
Low Duration Fund II	460,071,648.52	750,000
High Yeild Fund	7,971,161,850.51	2,500,000
Global Bond Fund (Unhedged)	1,736,180,482.78	1,500,000
Foreign Bond Fund (U.S. Dollar-Hedged)	4,554,687,031.10	2,500,000
Global Bond Fund (U.S. Dollar-Hedged))	356,208,944.47	750,000
Low Duration Fund III	161,898,289.16	600,000
Moderate Duration Fund	2,393,300,752.40	1,500,000
Real Return Fund	21,657,137,181.93	2,500,000
Total Return Mortgage Fund	1,111,492,893.09	1,250,000
GNMA Fund	560,596,204.63	900,000
Emerging Markets Bond Fund	3,563,179,035.00	2,100,000
Municipal Bond Fund	407,438,486.46	750,000
Convertible Fund	54,630,546.15	400,000
Short Duration Municipal Income Fund	322,845,093.64	750,000
California Intermediate Municipal Bond Fund	146,615,794.33	525,000
New York Municipal Bond Fund	31,168,230.68	300,000
Investment Grade Corporate Bond Fund	68,643,067.62	400,000
Real Return Asset Fund	2,641,541,488.27	1,700,000
CommodityRealReturn Strategy Fund	18,662,916,956.66	2,500,000
All Asset Fund	11,531,498,944.33	2,500,000
StocksPLUS Fund Total Return Fund	282,408,755.43	750,000
All Asset All Authority Fund	904,354,782.50	1,000,000
Floating Income Fund	1,969,033,585.42	1,500,000
Diversified Income Fund	2,046,119,388.15	1,500,000
European StocksPLUS TR Strategy Fund	15,362,625.92	225,000
Far East(ex-Japan)StocksPLUS TR StrategyFund	76,993,879.31	450,000
Fundamental IndexPLUS Fund	88,212,599.69	450,000
Fundamental IndexPLUS TR Fund	857,340,075.29	1,000,000
Intnational StocksPLUS TR Strategy Fund	1,648,694,775.83	1,500,000
Japanese StocksPLUS TR Strategy Fund	141,454,130.35	525,000
Developing Local Markets Fund	3,790,851,237.93	2,100,000
Foreign Bond Fund (Unhedged)	2,952,143,314.20	1,700,000
Small Cap StocksPLUS TR Fund	3,007,200.00	125,000
RealEstateRealReturn Strategy Fund	654,075,850.64	900,000
StocksPLUS TR Short Strategy Fund	198,922,601.65	600,000

PVIT

Total Return Portfolio	4,413,363,114.59	2,300,000
StocksPLUS® Growth and Income Portfolio	280,329,826.52	750,000
Foreign Bond Portfolio (U.S. Dollar-Hedged)	88,149,006.23	450,000
Global Bond Portfolio (Unhedged)	209,049,942.50	600,000
High Yield Portfolio	521,794,056.89	900,000
Money Market Portfolio	174,028,223.70	600,000
Short-Term Portfolio	31,101,124.19	300,000
Low Duration Portfolio	730,860,793.66	900,000
Long-Term U.S. Government Portfolio	118,191,914.80	525,000
Total Return Portfolio II	35,121,325.04	350,000
Real Return Portfolio	2,467,120,238.04	1,500,000
Emerging Markets Bond Portfolio	182,264,210.54	600,000
RealEstateRealReturn Strategy Portfolio	7,247,340.86	150,000
CommodityRealReturn Strategy Portfolio	298,371,485.43	750,000
All Asset Portfolio	346,806,179.96	750,000
StocksPLUS® Total Return Portfolio	4,309,697.04	125,000

RCS

PIMCO Strategic Global Government Fund, Inc.	1,084,095,577	1,250,000

Premier VIT

OpCap Managed Portfolio	362,940,470.79	750,000
OpCap Small Cap Portfolio	217,554,692.48	600,000
OpCap Global Equity Portfolio	20,479,103.10	250,000
OpCap Equity Portfolio	28,402,807.59	300,000
OpCap Mid Cap Portfolio	10,786,085.80	200,000
PEA Renaissance Portfolio	34,004,338.96	350,000
NFJ Dividend Value Portfolio	1,645,651.12	100,000
OpCap Balanced Portfolio	29,112,370.86	300,000
Municipal Advantage Fund	159,437,537.72	600,000

Fixed Income Shares

Series C	2,062,630,394.55	1,700,000
Series M	3,444,172,867.64	2,300,000
Series R	240,892,265.91	750,000
Daily Asset Fund	927,901,662.94	1,250,000
PIMCO Municipal Income Fund	561,629,173.99	900,000
PIMCO New York Municipal Income Fund	164,911,169.21	600,000
PIMCO Calif Municipal Income Fund	413,412,073.71	750,000
PIMCO Corporate Income Fund	888,916,657.38	1,000,000
PIMCO Municipal Income Fund II	1,370,093,666.91	1,250,000
PIMCO New York Municipal Income Fund II	245,357,224.21	750,000
PIMCO Calif Municipal Income Fund II	707,479,511.35	900,000
PIMCO Municipal Income Fund III	733,596,009.06	1,000,000
PIMCO New York Municipal Income Fund III	129,112,266.60	525,000
PIMCO Calif Municipal Income Fund III	501,622,959.01	900,000
PIMCO Corporate Opportunity Fund	1,631,153,146.05	1,500,000
Nicholas-Applegate Convertible & Income Fund	1,563,742,649.75	1,500,000
PIMCO High Income Fund	2,963,142,768.05	2,100,000
Nicholas-Applegate Convertible & Income Fund II	1,375,141,913.56	1,250,000
PIMCO Floating Rate Income Fund	616,317,136.77	900,000
PIMCO Floating Rate Strategy Fund	1,441,369,008.69	1,500,000
NFJ Dividend, Interest & Premium Strategy Fund	2,325,305,101.68	1,700,000
Nicholas-Applegate International & Premium Stratetgy Fund	440,578,978.72	750,000
PIMCO Global StocksPLUS & Income Fund	335,084,861.41	750,000

TOTALS	362,614,810,921	141,125,000

CERTIFICATE OF SECRETARY

PIMCO FUNDS

REGARDING FIDELITY BOND

I, Garlin G. Flynn, do hereby certify that I am duly elected, qualified and acting as Secretary of the PIMCO Funds, a Massachusetts business trust, and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at a meeting of the Board of Trustees of said business trust held on August 14-15, 2006, at which a quorum was present, by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of PIMCO Funds, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of said Trust on the 30th day of August 2006.

/s/ Garlin G. Flynn
Garlin G. Flynn
Secretary
PIMCO Funds

PIMCO FUNDS

Minutes of the Board of Trustees Meeting

held on

August 14-15, 2006

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2006 to July 1, 2007, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the PIMCO Funds; and further

RESOLVED, that the form of Fidelity Bond Agreement by and among PIMCO Funds and the other parties insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of PIMCO Funds are hereby authorized to enter into the Fidelity Bond Agreement on behalf the fund; and further

RESOLVED, that the appropriate officers of PIMCO Funds be, and is hereby, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund, (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Fidelity Bond Agreement.

CERTIFICATE OF SECRETARY

PIMCO VARIABLE INSURANCE TRUST

REGARDING FIDELITY BOND

I, Garlin G. Flynn, do hereby certify that I am duly elected, qualified and acting as Secretary of the PIMCO Variable Insurance Trust, a Delaware statutory trust, and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at a meeting of the Board of Trustees of said statutory trust held on August 14-15, 2006, at which a quorum was present, by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of PIMCO Variable Insurance Trust, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of said Trust on the 30th day of August 2006.

/s/ Garlin G. Flynn
Garlin G. Flynn
Secretary
PIMCO Variable Insurance Trust

PIMCO VARIABLE INSURANCE TRUST

Minutes of the Board of Trustees Meeting

held on

August 14-15, 2006

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2006 to July 1, 2007, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the PIMCO Variable Insurance Trust; and further

RESOLVED, that the form of Fidelity Bond Agreement by and among PIMCO Variable Insurance Trust and the other parties insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of PIMCO Variable Insurance Trust are hereby authorized to enter into the Fidelity Bond Agreement on behalf the fund; and further

RESOLVED, That the appropriate officers of PIMCO Variable Insurance Trust be, and is hereby, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund, (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Fidelity Bond Agreement.

CERTIFICATE OF SECRETARY

PIMCO COMMERCIAL MORTGAGE SECURITIES TRUST, INC.

REGARDING FIDELITY BOND

I, Garlin G. Flynn, do hereby certify that I am duly elected, qualified and acting as Secretary of the PIMCO Commercial Mortgage Securities Trust, Inc., a Maryland corporation, and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at a meeting of the Board of Directors of said corporation held on August 14-15, 2006, at which a quorum was present, by a majority of the Directors, including a majority of the Directors who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of PIMCO Commercial Mortgage Securities Trust, Inc., and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of said Corporation on the 30th day of August 2006.

/s/ Garlin G. Flynn
Garlin G. Flynn
Secretary
PIMCO Commercial Mortgage Securities Trust, Inc.

PIMCO COMMERCIAL MORTGAGE SECURITIES TRUST, INC.

Minutes of the Board of Directors Meeting

held on

August 14-15, 2006

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2006 to July 1, 2007, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the PIMCO Commercial Mortgage Securities Trust, Inc.; and further

RESOLVED, that the portion of the Joint Fidelity Bond premium allocated to PIMCO Commercial Mortgage Securities Trust, Inc. be, and hereby is, approved, after consideration of all factors deemed relevant by the Directors of PIMCO Commercial Mortgage Securities Trust, Inc. including, but not limited to, the number of other parties named as insured, the nature of the business activities of each of the parties, the amount of coverage under the Joint Fidelity Bond, the amount of the premium, and the extent to which the share of the premium allocated to PIMCO Commercial Mortgage Securities Trust, Inc. is less than the premium that PIMCO Commercial Mortgage Securities Trust, Inc. would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED, that the form of Fidelity Bond Agreement by and among PIMCO Commercial Mortgage Securities Trust, Inc. and the other parties insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of PIMCO Commercial Mortgage Securities Trust, Inc. are hereby authorized to enter into the Fidelity Bond Agreement on behalf the fund; and

RESOLVED, that the appropriate officers of PIMCO Commercial Mortgage Securities Trust, Inc. be, and is hereby, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund, (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Fidelity Bond Agreement.

CERTIFICATE OF SECRETARY

PIMCO STRATEGIC GLOBAL GOVERNMENT FUND, INC.

REGARDING FIDELITY BOND

I, Garlin G. Flynn, do hereby certify that I am duly elected, qualified and acting as Secretary of the PIMCO Strategic Global Government Fund, Inc., a Maryland corporation, and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at a meeting of the Board of Directors of said corporation held on August 14-15, 2006, at which a quorum was present, by a majority of the Directors, including a majority of the Directors who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of PIMCO Strategic Global Government Fund, Inc., and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of said Corporation on the 30th day of August 2006.

/s/ Garlin G. Flynn
Garlin G. Flynn
Secretary
PIMCO Strategic Global Government Fund, Inc.

PIMCO STRATEGIC GLOBAL GOVERNMENT FUND, INC.

Minutes of the Board of Directors Meeting

held on

August 23, 2006

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2006 to July 1, 2007, with the coverages and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the Fund; and further

RESOLVED, that the portion of the Joint Fidelity Bond premium allocated to the Fund be, and hereby is, approved, after consideration of all factors deemed relevant by the Directors of the Fund including, but not limited to, the number of other parties named as insured, the nature of the business activities of each of the parties, the amount of coverage under the Joint Fidelity Bond, the amount of the premium, and the extent to which the share of the premium allocated to the Fund is less than the premium that the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED, that the form of Fidelity Bond Agreement by and among the Fund and the other parties insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of the Fund are hereby authorized to enter into the Fidelity Bond Agreement on behalf of the Fund; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund, (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Fidelity Bond Agreement.

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of June 30, 2006 by and among Premier VIT, Municipal Advantage Fund Inc., Fixed Income SHares, PIMCO Municipal Income Fund, PIMCO California Municipal Income Fund, PIMCO New York Municipal Income Fund, PIMCO Corporate Income Fund, PIMCO Municipal Income Fund II, PIMCO California Municipal Income Fund II, PIMCO New York Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO California Municipal Income Fund III, PIMCO New York Municipal Income Fund III, PIMCO Corporate Opportunity Fund, Nicholas-Applegate Convertible & Income Fund, PIMCO High Income Fund, Nicholas-Applegate Convertible & Income Fund II, PIMCO Floating Rate Income Fund, PIMCO Floating Rate Strategy Fund, NFJ Dividend, Interest & Premium Strategy Fund, Nicholas-Applegate International & Premium Strategy Fund, PIMCO Global StocksPLUS & Income Fund, PIMCO Funds, Allianz Funds, PIMCO Variable Insurance Trust, PIMCO Commercial Mortgage Securities Trust, Inc. and PIMCO Strategic Global Government Fund, Inc. (each a “Trust”), on behalf of each Trust’s respective series of shares (the “Funds”).

WHEREAS, each of the Trusts and Funds have investment advisers which are affiliates of each other (each such firm, and any other advisory firm that is an affiliate of such firms, an “Affiliated Manager”)

WHEREAS, the Trusts and Funds are named as insureds under a joint Investment Company Blanket Bond (the “Bond”) issued by National Union Fire Insurance Company of Pittsburg, PA; Federal Insurance Company; Continental Casualty Company; St. Paul Mercury Insurance; Great America Insurance Company; Axis Reinsurance Company; Arch Specialty and Lloyds of London (collectively, the “Insurers”);

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which an Affiliated Manager may hereafter act as investment adviser may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company, not listed at the head of this agreement for which an Affiliated Manager hereafter is investment adviser, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3. A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State of the state in which such Trust was organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

Premier VIT

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
Trustee, President and CEO

Municipal Advantage Fund Inc.

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Fixed Income SHares

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Municipal Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO California Municipal Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO New York Municipal Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Corporate Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Municipal Income Fund II

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO California Municipal Income Fund II

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO New York Municipal Income Fund II

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Municipal Income Fund III

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO California Municipal Income Fund III

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO New York Municipal Income Fund III

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Corporate Opportunity Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Nicholas-Applegate Convertible & Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO High Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Nicholas-Applegate Convertible & Income Fund II

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Floating Rate Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Floating Rate Strategy Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

NFJ Dividend, Interest & Premium Strategy Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Nicholas-Applegate International & Premium Strategy Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Global StocksPLUS & Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Allianz Funds

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
Treasurer, Principal Financial and Accounting
Officer

PIMCO Funds

By:	/s/ Jeffrey M. Sargent
Jeffrey M. Sargent
Senior Vice President

PIMCO Variable Insurance Trust

By:	/s/ Jeffrey M. Sargent
Jeffrey M. Sargent
Senior Vice President

PIMCO Commercial Mortgage Securities Trust, Inc.

By:	/s/ Jeffrey M. Sargent
Jeffrey M. Sargent
Senior Vice President

PIMCO Strategic Global Government Fund, Inc.

By:	/s/ Jeffrey M. Sargent
Jeffrey M. Sargent
Senior Vice President